Filed by Corvis Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14c-5

of the Securities Exchange Act of 1934

Subject Company: Focal Communications Corporation

Registration Statement No. 333-116415

Dear Focal security holder:

You are receiving this letter because under the federal securities laws you are considered an “affiliate” of Focal and are subject to certain restrictions in selling your Corvis Shares under SEC Rule 145, explained below. You should have received recently a Prospectus/Information Statement (the “Prospectus”) relating to the acquisition by merger of Focal by Corvis Corporation pursuant to which Corvis will issue shares of its common stock to the stockholders, warrant holders, and option holders of Focal. The merger is expected to occur on or about September 1, 2004.

The Prospectus is part of a Registration Statement filed by Corvis with the

U.S. Securities and Exchange Commission. You are urged to read the documents because they contain important information. You may obtain such documents and other filed materials free of charge at the SEC’s web site at www.sec.gov. In addition, the Registration Statement may also be obtained free of charge by contacting Corvis Corporation, 7015 Albert

Einstein Drive, Columbia, Maryland 21046, Attn: Corporate Secretary.

A complete description of your rights to receive shares of Corvis capital stock and the procedures established for delivery of those shares to you is contained in the Prospectus. As a courtesy, however, we are providing the following summaries relating to certain portions of the Prospectus that briefly address several issues relating to the receipt and sale of your Corvis common stock (the “Corvis Shares”).

If you are a Focal stock option holder, you should have received a letter from Focal via intracompany mail regarding your stock options. Please read that letter also, as it contains summary information about your Focal options not included in this letter.

How do you receive your shares of Corvis common stock?

As soon as practicable after closing of the merger, Corvis’ stock transfer agent will mail to you a letter of transmittal and instructions for exchanging your Focal common and/or preferred stock and/or Focal options for shares of Corvis common stock.

As an affiliate of Focal you are subject to certain restrictions in selling your Corvis Shares under SEC Rule 145. Therefore, your Corvis Shares cannot be transferred electronically (i.e., via DWAC) to your securities brokerage account after the merger; instead, you will receive a paper stock certificate in registered form with a legend on the reverse prohibiting you from selling those Corvis Shares unless you comply with SEC Rule 145 and deliver to Corvis a representation letter (the appropriate forms of which are attached hereto) so they can have the legend removed, as described below.

Can you receive your shares of Corvis common stock any sooner?

As an alternative exchange procedure, Focal security holders may submit (i) a completed and executed letter of transmittal, which is attached as Annex D to the Prospectus, and (ii) their original common and/or preferred stock certificate(s) and/or option agreement, to Focal no later than August 25. These documents should be delivered to:

Focal Communications Corporation

200 North LaSalle Street

Suite 1100

Chicago IL 60601

Attn: General Counsel

For your reference, a sample letter of transmittal with some explanatory instructions is attached.

For those Focal affiliate security holders who timely submit their completed documentation, Corvis will use its reasonable best efforts to make stock certificates available at the offices of its stock transfer agent in New York City the business day following closing or as soon as reasonably possible following closing. If you want to take advantage of this expedited procedure you will have to arrange to pick-up your certificate in New York City on the day after the closing. If you so request, Focal will have its legal counsel pick-up your certificate(s) and transmit them overnight to you, per your instructions.

What if you lost your original Focal preferred and/or common stock certificate(s)?

If, after a diligent search, you cannot locate your original Focal preferred and/or common stock certificate(s), please contact Focal’s General Counsel to obtain an affidavit of loss and indemnity to complete, sign and return to Focal. Your fully executed affidavit of loss and indemnity must be submitted to Focal prior to August 25 in order to qualify for the earlier exchange procedure described above.

What if you are a Focal director and do not have your Focal common stock certificate?

Focal currently holds all the stock certificates for Focal common stock issued to directors pursuant to the 2003 Director Compensation Plan. With respect to those certificates you need only complete the letter of transmittal, which is attached as Annex D to the Prospectus, and return it to Focal as provided above.

How are you restricted in selling your Corvis Shares?

In addition to generally applicable securities laws, as an “affiliate” of Focal you can only sell your Corvis Shares:

(i)	Under the shelf registration statement contained within the Corvis S-4 Registration Statement, of which the Prospectus is a part, if you elected to be named as a “selling stockholder” therein; or

2

(ii)	Under SEC Rule 145.

Selling Pursuant to the Registration Statement

If you elected to be named as a “selling stockholder” in the S-4 Registration Statement, the resale of your Corvis Shares has been registered with the SEC and you may, as an alternative to selling in compliance with Rule 145, sell under the S-4 Registration Statement by complying with the prospectus delivery requirements of the Securities Act of 1933 and rules and regulations promulgated thereunder. You should contact your broker to discuss how this can be done. When selling under the S-4 Registration Statement, you are not subject to the volume limitations under Rule 145 described below.

Selling Under SEC Rule 145

The following is a brief outline of certain of the conditions for sales under Rule 145:

(i)	Volume limitation – You may only sell a limited amount of Corvis Shares in any three-month period: generally, the greater of 1% of the class outstanding or the average weekly trading volume for the four weeks prior to the sale. (Under certain circumstances, public sales by more than one person are aggregated for purposes of this volume limitation, e.g., persons acting in concert in the sale of Corvis Shares and limited partners of partnerships under certain circumstances). For most, but not all, Focal affiliates, these limitations will not present an obstacle, but you should work with your broker to ensure compliance with this requirement.

(ii)	Manner of sale – You may sell only directly with a market maker or in brokers’ transactions involving no more than the customary broker’s commission and no solicitation of buyers.

(iii)	Current public information – Certain public information about Corvis must be available. Generally, this requirement is satisfied if Corvis has been current in its 1934 Act SEC filings for the past 12 months.

How do you sell your Corvis Shares?

You should contact your broker well in advance of the closing to discuss the procedures for selling your Corvis Shares. It is suggested that you work with a reputable broker who is familiar with selling restricted securities under either Rule 145 or a resale shelf registration statement. In addition to — but not as a substitute for — talking with your broker, the following outline of certain aspects of the sale procedures may be helpful to you:

Once you have determined to sell your Corvis Shares, you will need to have the Rule 145 legend removed from your Corvis stock certificate in order to complete your sale. Before Corvis

3

will instruct its transfer agent to remove the legend, you must complete, sign and deliver the appropriate representation letter attached hereto to the indicated addressee. If you are selling pursuant to Rule 145, you and your broker must complete and sign the representation letter attached hereto as Exhibit A. If you elected to be named as a “selling stockholder” in the S-4 Registration Statement and are selling pursuant to the S-4 Registration Statement, your securities broker must complete and sign the letter attached hereto as Exhibit B. If you are selling to a market-maker as opposed to through a broker, you will need to deliver a different representation letter. Please contact Focal’s General Counsel to obtain the appropriate form.

If you intend to sell some or all of your Corvis Shares in the same week as the closing of the merger, you may complete, sign and deliver the appropriate representation letter with respect to such sale to the indicated addressee before the closing in order to facilitate such sale. After the closing of the merger, from time to time when you decide to sell some or all of your Corvis Shares, you must complete, sign and deliver the appropriate representation letter with respect to each such sale in order to have your legend removed.

Corvis will use its reasonable best efforts to instruct its transfer agent to remove the legend from the stock certificate representing the Corvis Shares within 24 hours after Corvis receives the appropriate representation letter or a facsimile thereof. The stock certificates for any Corvis Shares not sold in those transactions will continue to be bear the affiliate legend.

Can you receive cash instead of shares of Corvis common stock?

No, it is highly unlikely that under the merger agreement Corvis will be required to pay cash for its acquisition of Focal. We expect Corvis to pay for its acquisition of Focal by issuing shares of Corvis common stock.

Who should you call with questions?

Before the merger, call Focal’s General Counsel with questions. After the merger, please contact Corvis Corporation’s investor relations department.

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EXHIBIT A

Kim D. Larsen, Esq.,

c/o Mintz, Levin, Cohn, Ferris, Glovsky and Popeo P.C.

Attn: Scott Meza, Esq.

12010 Sunset Hills Road, Suite 900

Reston, VA 20190

Fax: (703) 464-4895

Dear Sir:

In connection with my proposed sale of                                                  1 shares of Corvis Corporation common stock (the “Shares”) in a transaction under Rule 145 of the Securities Act of 1933 (“Rule 145”), I hereby represent to you that:

1.         I have not and will not solicit or arrange for the solicitations of orders to buy in anticipation of or in connection with this transaction.

2.         I have not and will not make any payment in connection with the execution of the above order to any persons other than                                                              .2

3.         I and any persons with whom I must aggregate sales under Rule 144 of the Securities Act of 1933 (“Rule 144”) have sold                                                  3 shares of Corvis Corporation common stock within the three preceding months. I have no sale orders open with any other broker and will not place any pending execution or cancellation of this order.

4.         I am familiar with Rule 144 and Rule 145 of the Securities and Exchange Commission and agree that you may rely upon the above statements.

Sincerely,

[Selling stockholder’s signature]

Name:
Date:

In connection with the aforementioned sale, I hereby represent to you that:

1.         I have fully complied/will fully comply with the “Manner of Sale” provisions, as contained in paragraph (f) of Rule 144.

2.         I have done/will do no more than execute the order or orders to sell the Shares as agent of the above name stockholder and received/will receive no more than the usual and customary broker’s commission.

3.         I have not/will not solicit or arrange for the solicitations of orders to buy in anticipation of or in connection with this transaction.

4.         I have made/will make reasonable inquiry as required by Rule 144 (which includes but is not necessarily limited to inquiry as to the matters set forth in Note (ii) to Rule 144(g)(3)), and am not aware of circumstances indicating that the above named selling stockholder is an underwriter with respect to the Shares or that the aforementioned transaction is part of a distribution of securities of the issuer.

5.         I am familiar with Rule 144 and Rule 145 of the Securities and Exchange Commission and agree that you may rely upon the above statements.

Sincerely,

[Print name of brokerage firm]
By:
Name:
Its:
Date:

1 Number of shares.

2 Name of broker executing the sale.

3 Number of shares.

EXHIBIT B

Kim D. Larsen, Esq.,

c/o Mintz, Levin, Cohn, Ferris, Glovsky and Popeo P.C.

Attn: Scott Meza, Esq.

12010 Sunset Hills Road, Suite 900

Reston, VA 20190

Fax: (703) 464-4895

Dear Sir:

This is to advise you that                                                  1 sold                                                  2 shares of the common stock of Corvis Corporation on                                                  3 on behalf of                                                              4 in compliance with the Plan of Distribution described in the Prospectus / Information Statement dated July 27, 2004.

We have delivered a copy of the Resale Prospectus in accordance with Section 5(b) of the Securities Act of 1933, as amended.

Sincerely,

[Name of brokerage firm]
By:
Name
Its:

1 Name of broker.

2 Number of shares sold.

3 Date of sale.

4 Selling stockholder.

LETTER OF TRANSMITTAL

to accompany

(i) Certificates (each, a “Certificate”) representing issued and outstanding shares of Series A Redeemable Voting Convertible Preferred Stock, par value $0.01 per share (“Focal Series A Preferred Stock”), and/or Common Stock, par value $0.01 per share (“Focal Common Stock”); (ii) Election to Exercise notices for exercise of warrants for the purchase of Focal Common Stock (each, a “Notice”); and/or (iii) Stock Option Agreements for the purchase of Focal Common Stock (each, an “Option”), of

FOCAL COMMUNICATIONS CORPORATION

Submitted in connection with the issuance of

common stock, par value $0.01 per share (“Corvis Common Stock”), of

CORVIS CORPORATION

pursuant to the merger of a subsidiary of Corvis with and into Focal.

This Letter of Transmittal should be completed, signed and submitted, together with your Certificate(s), Notice(s) and/or Option to:

Focal Communications Corporation

200 North LaSalle Street

Suite 1100

Chicago, IL 60601

Attn: General Counsel

LIST ALL CERTIFICATES SUBMITTED

CERTIFICATE NUMBER	SHARES

BY COMPLETING THE BOX ABOVE AND SIGNING THIS LETTER OF TRANSMITTAL, YOU WILL HAVE SURRENDERED THE CERTIFICATE(S) REPRESENTING SHARES OF FOCAL SERIES A PREFERRED STOCK AND/OR FOCAL COMMON STOCK AND THE NOTICE(S) REPRESENTING SHARES OF FOCAL COMMON STOCK LISTED ABOVE.

PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY BEFORE COMPLETING THIS LETTER OF TRANSMITTAL. PLEASE SIGN ON THE REVERSE SIDE AND COMPLETE THE W-9 FORM BELOW.

Ladies and Gentlemen:

Pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated as of March 3, 2004, by and among Corvis Corporation, a Delaware corporation (“Corvis”), Corvis Acquisition Company, Inc., a Delaware corporation and a wholly-owned subsidiary of Corvis (“Sub”), and Focal Communications Corporation, a Delaware corporation (“Focal”), Sub will be merged with and into Focal, with Focal remaining as the surviving company (the “Merger”).

IF SUBMITTING A CERTIFICATE AND/OR NOTICE: The undersigned encloses herewith and surrenders to Focal (i) the Certificate(s) representing shares of Focal Series A Preferred Stock and Focal Common Stock (together, the “Focal Shares”), and/or (ii) the enclosed Notice(s) and the shares of Focal Common Stock issuable pursuant to such Notice(s), in exchange for shares of Corvis Common Stock and cash instead of any fractional share of Corvis Common Stock that would otherwise be issued (the “Merger Consideration”). The undersigned will, upon reasonable written request, execute any additional documents necessary or desirable to complete the surrender and exchange of such Focal Shares. The undersigned hereby irrevocable appoints Focal, as agent of the undersigned, to effect the exchange. It is understood that the undersigned will not receive the Merger Consideration until the Certificate(s) and/or Notice(s) held by the undersigned are received by Focal at the address set forth above, together with such documents as Corvis may reasonably require, and until the same are processed for exchange by Focal and Corvis following the Merger. It is further understood that no interest will accrue on the Merger Consideration or on any dividends paid with respect thereto.

IF SUBMITTING A CERTIFICATE: The undersigned hereby represents and warrants that the undersigned was the registered holder of the shares of Focal Shares represented by the enclosed Certificate(s) as of the close of business on             , 2004 (the date on which this Letter of Transmittal is submitted), with good title to the above-described shares of Focal Shares and full power and authority to surrender, sell, assign and transfer the shares of Focal Shares represented by the enclosed Certificate(s), free and clear of all liens, claims and encumbrances, and not subject to any adverse claims.

IF SUBMITTING A NOTICE: The undersigned hereby represents and warrants that the undersigned was the registered holder of the warrant(s) referenced in the Notice(s) as of the close of business on             , 2004 (the date on which this Letter of Transmittal is submitted), with good title to such warrant(s) and full power and authority to exercise the warrant(s) pursuant to the Notice(s) and thereby surrender, sell, assign and transfer the shares of Focal Shares issuable pursuant to the Notice(s), free and clear of all liens, claims and encumbrances, and not subject to any adverse claims.

IF SUBMITTING AN OPTION: The undersigned hereby represents and warrants that the undersigned is the named holder of the Option as reflected on the Option. The undersigned further understands that the Option will be terminated upon the closing of the Merger and exchanged for the in-the-money options shares represented as described in the information statement/prospectus related to the Merger. It is further understood that no interest will accrue on the Merger Consideration or on any dividends paid with respect thereto.

FOR ALL PERSONS OR ENTITIES SUBMITTING A LETTER OF TRANSMITTAL: Unless otherwise intended below under Special Issuance Instructions, in exchange for the enclosed Certificate(s), Note(s) and/or Option(s), the undersigned requests that a certificate representing shares of Corvis Common Stock and any check for cash instead of any fractional share of Corvis Common Stock that would otherwise be issued and any accrued dividends that may be payable be issued to the undersigned.

Corvis will use its reasonable best efforts to make available at the offices of its transfer agent stock certificates for Corvis Common Stock on the next business day following the closing of the Merger to those persons or entities submitting a Letter of Transmittal who are either affiliates (as defined the Securities Act of 1933) of Focal or who did not provide any brokerage account information in this Letter of Transmittal. Stock certificates not picked up at Corvis’ transfer agent within five business days after they are available will be delivered by first-class mail to the undersigned at the address set forth by the undersigned below. Those persons or entities who are not affiliates of Focal and who wish to have their shares of Corvis common stock electronically transferred to a brokerage account must provide their brokerage information on this Letter of Transmittal and have their broker initiate the transfer of their shares of Corvis Common Stock following the closing of the Merger. Corvis will use its reasonable best efforts to have each such transfer effected the business day following the closing of the Merger if initiated by the broker at the beginning of that business day or, otherwise, as soon as reasonably possible following the closing of the Merger.

In the event that both the Special Issuance Instructions and the Special Delivery Instructions are completed, the undersigned agrees that a certificate representing shares of Corvis Common Stock and any check for cash instead of any fractional share of Corvis Common Stock that would otherwise be issued and any accrued dividends that may be payable will be mailed to the person or entity so indicated at the address so indicated. Appropriate signature guarantees have been included with respect to shares of Focal Shares for which Special Issuance Instructions have been given.

By delivery of this Letter of Transmittal to Focal, the undersigned represents and warrants that the undersigned (i) has received the information statement/prospectus related to the Merger, and (ii) has reviewed the information contained in such information statement/prospectus. The undersigned agrees and acknowledges that Focal’s certificate of incorporation, as amended, under which the Focal Shares were issued provided that in connection with the Merger each Focal stockholder shall waive any dissenters rights, appraisal rights, or similar rights in connection with the Merger. Accordingly, pursuant to Article IV, Section 5A of Focal’s certificate of incorporation, as amended, the undersigned hereby irrevocably waives all such appraisal and other rights, if any, under applicable Delaware law with respect to such holder’s Focal Shares and tendered herewith, and, to the extent made, withdraws all written objections to the Merger and/or demands for appraisal with respect to any Focal Shares owned by the undersigned and tendered herewith. All authority conferred or agreed to be conferred in this Letter of Transmittal shall be binding upon the successors, assigns, heirs, executors, administrators and legal representatives of the undersigned and shall not be affected by, and shall survive, the death or incapacity of the undersigned.

PLEASE READ THIS ENTIRE LETTER OF TRANSMITTAL AND THE ACCOMPANYING INSTRUCTIONS CAREFULLY IN THEIR ENTIRETY. THIS LETTER OF TRANSMITTAL (OR A COPY HEREOF) AND ALL OTHER DOCUMENTS AND INSTRUMENTS REQUIRED HEREBY SHOULD BE MAILED OR DELIVERED TO FOCAL AS SET FORTH ABOVE. UNLESS AND UNTIL THE PROVISIONS HEREOF ARE SATISFIED, NO SHARES OF CORVIS COMMON STOCK WILL BE ISSUED AND NO DIVIDENDS OR DISTRIBUTIONS OF ANY KIND PAYABLE TO HOLDERS OF RECORD OF SHARES OF CORVIS STOCK SHALL BE PAID TO SUCH HOLDER. NO INTEREST WILL ACCRUE ON ANY CASH PAYMENT DUE OR ON UNPAID DIVIDENDS OR DISTRIBUTIONS.

REGISTRATION

IF CERTIFICATE(S) FOR SHARES OF CORVIS COMMON STOCK AND/OR CHECK(S) ARE TO BE ISSUED IN A NAME OTHER THAN THAT SHOWN AT THE TOP OF THIS FORM OR ARE TO BE SENT TO AN ADDRESS OTHER THAN THAT SHOWN AT THE TOP OF THIS FORM, PLEASE CHECK THE BOX AT THE RIGHT AND COMPLETE THE INFORMATION ON THE REVERSE SIDE OF THIS FORM.

LOST CERTIFICATES, NOTICES AND/OR OPTIONS

IF YOUR CERTIFICATES, NOTICES AND/OR OPTIONS HAVE BEEN EITHER LOST OR DESTROYED, PLEASE GIVE WRITTEN NOTIFICATION TO FOCAL, ATTENTION: General Counsel

BROKERAGE INFORMATION

IF THE UNDERSIGNED IS NOT AN “AFFILIATE” (AS DEFINED THE SECURITIES ACT OF 1933) OF FOCAL, THE UNDERSIGNED MAY PROVIDE BROKERAGE ACCOUNT INFORMATION BELOW AND HAVE THE UNDERSIGNED’S BROKER INITIATE THE TRANSFER OF THE UNDERSIGNED’S CORVIS COMMON STOCK FOLLOWING THE CLOSING OF THE MERGER. ALL INFORMATION REQUESTED BELOW MUST BE COMPLETED. IF THE NAME ON THE ACCOUNT DOES NOT MATCH THE NAME OF THE REGISTERED OWNER OR HOLDER OF THE CERTIFICATE(S), THE WARRANT(S) UNDERLYING THE NOTICE(S) AND/OR THE OPTION, THE UNDERSIGNED’S SHARES OF CORVIS COMMON STOCK WILL NOT BE TRANSFERRED TO THE BROKERAGE ACCOUNT.

BROKERAGE COMPANY:

ACCOUNT NUMBER:

BROKER NAME:

BROKER ADDRESS:

BROKER PHONE NUMBER:

BROKER DTC NUMBER:

SUBSTITUTE FORM W-9 REQUEST FOR TAXPAYER IDENTIFICATION NUMBER AND CERTIFICATION (PLEASE REFER TO ACCOMPANYING GUIDELINES)
PART 1 – PLEASE ENTER YOUR SOCIAL SECURITY ð NUMBER OR EMPLOYER IDENTIFICATION NUMBER

PART 2 – CERTIFICATION – Under Penalties of Perjury, I certify that:	PART 3 – CERTIFICATION FOR FOREIGN RECORD HOLDERS

(1) The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me) and	Under penalties of perjury, I certify that I am not a United States citizen or resident (or I am signing for a foreign corporation, partnership, estate or trust).

(2)    I am not subject to backup withholding either because I have not been notified by the Internal Revenue Service (“IRS”) that I am subject to backup withholding as a result of failure to report all interest or dividends, or the IRS has notified me that I am no longer subject to backup withholding.

SIGNATURE

Certificate Instructions – You may cross out item (2) in Part 2 above if you have been notified by the IRS that you are subject to backup withholding because of underreporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS stating that you are no longer subject to backup withholding, do not cross out item (2).	DATE ______________________________________

SIGNATURE	DATE

NOTE: FAILURE TO COMPLETE AND RETURN THIS SUBSTITUTE FORM W-9 MAY RESULT IN BACKUP WITHHOLDING OF 31% OF ANY PAYMENTS MADE TO YOU.

SPECIAL ISSUANCE INSTRUCTIONS (SEE INSTRUCTIONS)	SPECIAL DELIVERY INSTRUCTIONS (SEE INSTRUCTIONS)

To be completed ONLY if certificate(s) and/or check(s) are to be issued in the name of someone other than the registered holder(s). NAME:

To be completed ONLY if certificate(s) and/or check(s) are to be mailed to someone other than the registered holder(s), or to such registered holder(s) at an address other than shown on the reversed side of this form.

ADDRESS:	NAME:

________________________________________	ADDRESS:

________________________________________	______________________________________

EMPLOYER IDENTIFICATION OR SOCIAL SECURITY NUMBER	______________________________________

SIGN HERE

SIGNATURE(S) OF

STOCKHOLDER(S)

WARRANT HOLDER(S)

OR OPTION HOLDER

ADDRESS

__________________________________________________________________________________________

TELEPHONE NO.

DATED

Must be signed by the registered holder(s) exactly as name(s) appear(s) on Certificate(s), Notice(s) or Option(s) or a security position listing or by person(s) authorized to become registered holder(s) by certificates and documents transmitted herewith. If signature is by trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, please set forth the following information and see instructions.

NAME(S)

__________________________________________________________________________________________

CAPACITY (full title)

ADDRESS

__________________________________________________________________________________________

TELEPHONE NO.

                                                         GUARANTEE OF SIGNATURE(S)

                                                                     (SEE INSTRUCTIONS)

NAME OF FIRM

__________________________________________________________________________________________

ADDRESS

AUTHORIZED SIGNATURE

NAME

TELEPHONE NO.

INSTRUCTIONS FOR LETTER OF TRANSMITTAL

1. Guarantee of Signatures. Signatures on all Letters of Transmittal must be guaranteed by a financial institution that is a member of a Securities Transfer Association approved medallion program such as STAMP, SEMP or MSP (an “Eligible Institution”), except in cases where securities are surrendered (i) by a registered holder of the securities who has not completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) for the account of an Eligible Institution. See Instruction 4.

2. Delivery of Letter of Transmittal and Certificate(s), Note(s) and/or Option(s). The Letter of Transmittal, properly completed and duly executed, together with the Certificate(s), Note(s) and/or Option(s) for the securities described should be delivered to the address set forth below.

THE METHOD OF DELIVERY OF CERTIFICATE(S), NOTICE(S) AND/OR OPTION(S) AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE OWNER, BUT IF SENT BY MAIL, IT IS RECOMMENDED THAT THEY BE SENT BY REGISTERED MAIL WITH RETURN RECEIPT REQUESTED.

3. Inadequate Space. If the space provided on the Letter of Transmittal is inadequate, the Certificate and/or Notice numbers and the number of securities should be listed on a separate schedule to be attached thereto.

4. Signatures of Letter of Transmittal, Stock Powers and Endorsements. When the Letter of Transmittal is signed by the registered owner(s) of the Certificate(s) listed and surrendered thereby, if any, no endorsements of Certificates or separate stock powers are required.

If the Certificate(s), if any, surrendered and/or the warrant(s) for which Notice(s), if any, are submitted are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

If any surrendered Certificate(s) are registered in different names, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of Certificate(s).

If the Letter of Transmittal is signed by a person other than the registered owner of the Certificate(s) listed, such Certificate(s) must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the Certificate(s). Signatures on such Certificate(s) or stock powers must be guaranteed by an Eligible Institution.

If the Letter of Transmittal or any Certificate, Notice or Option or stock power is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and proper evidence, satisfactory to Corvis, of their authority to do so must be submitted.

5. Stock Transfer Taxes. If payment for securities is to be made to any person other than the registered holder, or if surrendered Certificates, Notices and/or Options are registered in the name of any person other than the person(s) signing the Letter of Transmittal, the amount of any stock transfer taxes (whether imposed on the registered holder or such person) payable as a result of the transfer to such person will be deducted for the payment for such securities if satisfactory evidence of the payment of such taxes, or exemption therefrom is not submitted.

Except as provided in this Instruction 5, it will not be necessary for transfer tax stamps to be affixed to the Certificates listed in the Letter of Transmittal.

6. Special Issuance and Delivery Instructions. Indicate the name and address to which payment for the securities is to be sent if different from the name and address of the person(s) signing the Letter of Transmittal.

7. Substitute Form W-9. Enter your social security or taxpayer identification number, complete, sign and date the Substitute W-9 certification.

8. Additional Copies. Additional copies of the Letter or Transmittal may be obtained from Focal at the address listed below.

9. Lost, Stolen or Destroyed Certificates. Any stockholder who has lost Certificates, Notices and/or Options should make arrangements (which may include the posting of a bond or other satisfactory indemnification and an affidavit of loss) to replace lost Certificates, Notices and/or Options. Such arrangements should be made with Focal.

All questions as to the validity, form and eligibility of any surrender of Certificates, Notices and/or Options will be determined by Corvis and such determination shall be final and binding. Corvis reserves the right to waive any irregularities or defects in the surrender of any Certificates, Notices and/or Options. A surrender will not be deemed to have been made until all irregularities have been cured or waived.

Focal Communications Corporation

200 North LaSalle Street

Suite 1100

Chicago, IL 60601